Vannessa Ventures Ltd.

Management Discussions & Analysis

June 30, 2006

Introduction

Vannessa Ventures Ltd. (the “Company”) is an exploration company engaged in the search for economic deposits of precious metals and stones primarily in Central and South America. The Company also evaluates properties available for acquisition.

The Company’s shares are listed on the TSX Venture Exchange and on the Berlin Stock Exchange and as at August 28, 2006 the Company has 92,364,353 shares outstanding.

The following Management Discussion and Analysis (“MD&A”) contains assumptions, estimates and other forward looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others gold price volatility and economic and political events. Readers are cautioned not to put undue reliance on these forward-looking statements.

The MD&A provides an analysis of the Company’s business and compares its June 30, 2006 quarterly financial results with those of the previous June 30, 2005 quarterly results. The MD&A should be read in conjunction with the consolidated financial statements and related notes. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities and are available on www.sedar.com.

The MD&A is comprised of five sections. The Summary (1) provides a review of the Company’s financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements. The Expense section (2) reports on the Company’s expenses for the year. The Financial Condition and Liquidity (3) section describes the Company’s cash position and investing activities. In Risks and Uncertainties (4), the risks associated with the exploration and mining business are identified, and the Company’s plan of how to manage and mitigate exposures are explained and finally, the Operations Review and Outlook (5) section outlines the Company’s exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines and has established certain duties for the Board of Directors as well as auditing, quality, ethics and independence standards and rules as required for the Company’s US registration with the S.E.C. under the Sarbanes-Oxley Act 2002.

During the quarter ended June 30, 2006, the Company continued its advancement of mineral projects focusing primarily on Costa Rica and also Guyana and its arbitration proceedings with respect to the defense of its ownership rights to the Las Cristinas project in Venezuela.  Building on the approval of its Environmental Impact Study on the Crucitas project in Costa Rica, work continued on project development including the detailed feasibility study on the project.  The final payment on the ball and SAG mills which have been acquired for the project was made and the equipment is now totally paid for and is being stored pending shipment to Costa Rica.

Selected Financial Data

The following table contains selected financial information from the audited annual consolidated financial statements of the Company in accordance with Canadian GAAP for the years 2004 through 2006.

The table below also contains selected financial information of the Company derived from the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for each of the last eight quarters ending with the quarter ended June 30, 2006.

For the Years Ended March 31, 2006, 2005, 2004

							For the Years Ended March 31,
						2006	2005	2004
Operations:
General and administrative						1,331,962	1,190,954	993,219
Option benefits						528,605	624,736	454,671
Project development						1,937,244	523,906	419,136
Other expense (income)						3,676,164	3,003,077	3,714,016
Net loss						7,473,975	5,342,673	5,581,042
Basic and diluted loss per share						(0.09)	(0.07)	(0.09)

Balance Sheet
Total assets						10,641,877	8,382,237	11,093,367
Total liabilities						6,151,882	888,816	992,926
Working capital (deficiency)						(709,685)	406,434	3,698,844
Resource property expenditures						3,123,684	3,729,078	3,115,319
Share capital
Authorized						250,000,000	250,000,000	250,000,000
Weighted average shares outstanding						86,129,983	76,875,180	60,431,353
Warrants						13,130,000	29,655,000	23,705,000
Options						5,785,000	4,750,000	3,500,000

	Quarters Ended
	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
	2006		2005				2004

Operations:
General and administrative
and project development	447,326	1,774,779	571,408	423,956	499,063	438,686	491,594	403,082
Stock option benefits	-	-	-	528,605	-	-	-	624,736
Other expense (income)	447,692	1,268,395	1,061,758	609,448	736,563	435,902	817,328	927,228
Net loss	895,018	3,043,174	1,633,166	1,562,009	1,235,626	874,588	1,308,922	1,955,046
Basic and diluted loss per share	(0.01)	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)	(0.03)

Balance Sheet
Total assets	12,256,281	10,641,877	9,292,197	8,337,771	8,686,417	8,382,237	8,913,780	8,556,336
Total liabilities	8,577,304	6,151,882	3,249,503	746,282	828,622	888,816	1,008,011	879,405
Working capital (deficiency)	(4,210,448)	(709,685)	(1,944,303)	(320,805)	656,368	406,434	1,042,187	1,100,385
Resource property expenditures	2,947,607	664,253	997,921	603,812	857,698	649,169	1,193,885	1,007,923
Share capital
Authorized	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000
Outstanding	87,558,853	87,258,853	87,258,853	87,071,353	85,471,353	81,471,353	80,026,853	75,221,353
Warrants	13,130,000	13,130,000	13,130,000	25,255,000	25,355,000	29,655,000	28,210,500	23,405,000
Options	5,475,000	5,785,000	6,085,000	6,085,000	4,560,000	4,750,000	4,750,000	4,750,000

Contractual Obligations

The Company has the following contractual obligations in place as of June 30, 2006:

2007
Calgary Office Lease	$34,371
Guyana Office Lease	$19,712

The accounting for all expenses for these activities is detailed in the attached consolidated financial statements using the following policies:

Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most important in preparing the Company’s consolidated financial statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates

The attached consolidated financial statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration

In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2d).

Financial Results

The Company has no revenue other than limited recoveries from exploration and bulk sampling. Total exploration expenditures for the quarter ended June 30, 2006 were $3,032,410 (2005 - $984,141) as follows:

$194,371 spent in Guyana (2005 - $357,973)

$32,370 spent in Venezuela (2005 - $118,649)

$2,805,669 spent in Costa Rica (2005 - $507,519)

2. Expenses

Exploration  And Development Expenditures

During the quarter ended June 30, 2006 in Costa Rica, the Company had expenditures of $2,805,669 which included administration, consultants, camp, site maintenance and security, public meetings, community relations and media relations, engineering and development and environmental and forestry. The increased activity in  project development is through the initiative associated with the approval of the Company’s environmental impact assessment from the environmental protection ministry or SETENA.

In Guyana, $38,867 was spent at Marudi Mountain for camp maintenance, security, and transportation. The Company incurred expenses of $155,504 at its Potaro/Maple Creek concessions for reclamation and exploration, wages and camp expenses.

In Venezuela, the Company incurred expenses for the  Las Cristinas Project of $32,370. The decision to commence the program of International Arbitration with respect to Las Cristinas in early July 2004 required that the Company discontinue all legal actions in Venezuela related to the project but some legal work not directly related to these actions continues.

The Company’s Venezuelan Kilometer 88 concessions, bordering the Las Cristinas property, were disposed of in November of 2004 due to the ongoing arbitration action with respect to Las Cristinas against the Government of Venezuela reduced the probability that these concessions could be advanced and receive the necessary government approvals to continue exploration and development through to eventual production.  The Company is not active in any projects in Venezuela except as relating to the ongoing dispute with the Government of Venezuela over Las Cristinas.

Administrative Expenses

Administrative expenses incurred in Canada for the quarter ended June 30, 2006 decreased by $127,206 from $320,990 in the first quarter of fiscal year 2006 to $193,784 in the first quarter of fiscal 2007. The decrease is mainly attributable to the provision for doubtful account incurred in the three months ended June 30, 2005 with the balance of the decrease of $37,695 relating to office wages and services and investor relations.

Project Development Expenses

Project development expenses in the quarter ended June 30, 2006 increased $75,469 to $253,542 from quarter ended June 30, 2005 expenses of $178,073.

The consulting fee increase is mainly attributable to the engagement of professional services associated with producing a bankable feasibility study including a test program to evaluate cyanide destruction options and treatment of leach effluents and review of the geological resources mine planning and costing and other activities all associated with the Crucitas gold project in Costa Rica.

The decrease in arbitration fees was due to a decrease in legal and technical support fees associated with the international arbitration process pertaining to Las Cristinas.

Related Party Transactions

Related party transactions during the quarter ended June 30, 2006 totaled $80,878 versus $38,509 in the quarter ended June 30, 2005. The amounts include a consulting fee of $5,000 per month paid to one director and a consulting agreement with another director at $6,200 US per month which will remain in effect from year to year until such time as it is terminated by either party and, the retention of a Director to provide professional project management services to the Crucitas gold project at $15,000 per month commencing in September 2005 which, became direct employment commencing January 1, 2006.

Impairment of Mineral Interests

Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. This evaluation is reviewed quarterly. Impairment  for the assets consist of comparing the estimated asset value with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with CVG over the Las Cristinas issue.  On July 9, 2004 Vannessa commenced a process of International Arbitration. (See also Item 5, “Operations Review”).  As a result, impairment charges at Las Cristinas are equal to the carrying costs and together with the other Venezuelan property the Company has recorded impairment charges to reduce the carrying values of these properties to a nominal amount.  In Guyana the impairments at Maple Creek were taken due to the continuing exploration and bulk sampling activities failing to identify sizable economic deposits. After reviewing the Company’s interest in the project and receipt of the final resolution, (Resolución No 3638-2005-SETENA) issued by the Ministry of Environment in Costa Rica (SETENA) on December 12, 2005, the Company discontinued to record an impairment charge for current expenditures incurred in Crucitas during the year effective December 12, 2005.

3. Financial Condition and Liquidity

The Company did not have any revenues during the year other than very limited recoveries from bulk sampling and interest income from term deposits. The Company’s cash position decreased from $1,675,350 as of March 31, 2006 to $536,613 as of June 30, 2006 due to the issuance of demand notes and funding of operations during the quarter. (See Note 10 to the Consolidated Financial Statements). The Company had a working capital deficiency  of $4,210,448 as at June 30, 2006 versus a working capital deficiency of $709,685 at the end of fiscal year March 31, 2006.

As referenced in Note 10 to the Consolidated Financial Statements, the Company borrowed during the quarter ended June 30, 2006 $3,000,000 from its controlling shareholder, Exploram Enterprises Ltd. (“Exploram”) and, as addressed in the Subsequent Events, Finance section following, Exploram exercised on July 12, 2006  warrants totaling approximately $1,900,000 for total proceeds of $4,900,000. There has been no call on the demand notes by Exploram.

The proceeds are being used to advance the completion of the feasibility study, general engineering and infrastructure at the mine site in Costa Rica  including the final payment on the SAG and ball mills as well as to fund general corporate requirements.

4. Net Loss and Cash Flow

The Company’s reported net loss for the quarter ended June 30, 2006, in accordance with Canadian generally accepted accounting principles, is $895,018 or $(0.01) per share. This compares with a loss of $1,235,626 or $(0.01) per share for the quarter ended June 30, 2005. The decrease in the net loss for the quarter ended June 30, 2006 is due mainly to the decrease of mineral interest impairment charges of $587,395 offset by the interest expense and financing costs of $297,149. In total, general and administrative and project development expenditures were relatively flat over the respective quarters.

5. Risks and Uncertainties

In conducting its business, the Company faces a number of risks.

a) Political and Country Risk

The Company operates or has concessions in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects stemming from breaches of the bi-lateral trade agreements in Venezuela and potentially in Costa Rica.

b) Exploration and Mining Risks

The business of exploring for metals, precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

c) Environmental Risks

The Company’s activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company ’s financial condition.

Exploration activities are potentially subject to political, economic and other risks, including: cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica. Consequently, the Company’s exploration activities may be substantially affected by factors beyond the Company’s control, any of which could materially adversely affect the Company’s financial position.

d) Occurrence of events for which the Company is not insured

The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties

The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see item 5, Operational Review).

f) Uncertainty of exploration and development programs

The Company’s financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any metal or precious metal/stones exploration program are the location of economic ore bodies, and mineralization could be different from those predicted by drilling and sampling.  In addition necessary governmental permits can be, and sometimes are, withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company’s exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits

The exploration activities of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances.

There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

6. Operations Review for Quarter ended June 30, 2006 and Outlook for 2006/2007

Las Cristinas, Venezuela

Acqusition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (“Vannessa Barbados”), all of the issued and outstanding shares of Vannessa de Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc. VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela. CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity held by Vannessa. The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity. Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

(See Consolidated Financial Statements, June 30, 2006, Note 5, Mineral Interests, (d) Venezuela, (ii) Las Cristinas) reference Title Dispute and Legal Proceedings.

Over the past several years a number of legal actions undertaken by MINCA in defense of its rights to the Las Cristinas project have been either filed in Venezuelan Court or have been followed up in court proceedings. Although some rulings were obtained in July of 2004 no significant progress was made during fiscal year 2004 and the Company filed for international arbitration on July 9, 2004.  The Request for arbitration claimed that the Government of Venezuela expropriated the property without compensation and Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada in Venezuela.  On October 28, 2004 the Secretary-General of the International Centre for the Settlement of Investment Disputes (ICSID) registered the Company’s Request for Arbitration against the Bolivarian Republic of Venezuela.  As part of the Arbitration process the Company suspended all ongoing legal actions with respect to the matter under Arbitration in Venezuela. (see Subsequent Events (a)).The Arbitration Tribunal was constituted in June of 2005 and the initial meeting of the parties to discuss procedural issues was held in August of 2005. On January 13, 2006, the Company submitted material to ICSID called the Memorial which is a series of documents laying out the Company’s written arguments with respect to the arbitration.  Included are expert opinions, witness statements and document indices.  This written evidence will be the foundation for the briefer supplemental material to be submitted later in the process prior to the actual hearing.

Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to contractual rights.

Maple Creek, Guyana

At the Maple Creek property in Guyana there was no significant exploration or development work carried out during the year.  The property was under general care and maintenance and in July of 2005 Vannessa Ventures Ltd. acquired the 40 percent minority interest in Vanarde Mining Inc., the owner of the Potaro Diamond project, for 1,500,000 shares of the Company.  This will provide the Company with flexibility to explore for diamonds or gold in areas controlled by the Company but not by Vanarde.  Acquiring the minority interest will also simplify potential disposition or other transactions involving the property.

Marudi Mountain, Guyana

The drilling program for Marudi was substantially complete by the end of the last fiscal year and in the current year the final information was analyzed and reviewed.  The results changed the understanding of the deposit but did not result in adding significantly to the amount of mineralization around the existing mineralized zones.  Following completion of the drilling work, line cutting and general care and maintenance activities were continued on the property as there are still several areas with good potential geochemical anomalies that have not been drilled and large portions of the lease area remain unexplored or under-explored.

Paint Mountain

Adjoining the Marudi concession is an area of significant potential to contain economic mineral deposits called Paint Mountain.  In September of 2004  the Company received a Prospecting License from the Guyana Geology and Mines Commission over this area of approximately 32.9 square kilometers.  This License gives the Company exclusive rights to occupy and explore the designated area.

Crucitas, Costa Rica

On October 27, 2003, the Company announced that it had been advised by the Costa Rican Minister of Environment that the SETENA resolution calling the Company's Environmental Impact Study "insufficient in scope" was legally flawed and that he had annulled SETENA's ruling. This ruling, based on existing Costa Rican law, allowed the Company (which had already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development was encouraging and Vannessa withdrew its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

The process with SETENA to have the Environmental Impact Study approved was advanced and during 2004 and the first part of 2005 the Company continued to work with SETENA to advance the process of Approval of the EIS.  Several experts in biology, zoology, hydro-geological studies and other disciplines visited the site to provide input to SETENA prior to the public meeting at the end of July 2004.  Also in June of 2004 a group from SETENA visited the site and the surrounding communities together with Vannessa staff to see the property and area first hand.  An archeological study, focusing on a small part of the concession was completed.  The intensive series of public meetings, informational meetings, and technical meetings with SETENA and other groups culminated with a Public Meeting held in a community near the project site called Coopevega.  The Public Meeting was held on Saturday July 31, 2004 and was an official meeting chaired by staff from SETENA.  The meeting was well attended with over 1,200 people at the event from local communities, from surrounding towns and from many other locations.  The meeting lasted the entire day and all interested parties were allowed to state their opinions for, or against, the project and to ask questions of the Company regarding the technical aspects of the project.  Although there was opposition to the project from various groups the project also had strong support from many individuals and organizations from the local communities who felt the Company could develop the project in a safe and environmentally acceptable manner as laid out in the environmental impact assessment.  The local people also expressed an interest in the employment, economic development, and other opportunities that would flow from the project in this underdeveloped and under-serviced area of the country.  This meeting was a key step in advancing the process with SETENA to receive approval of the Company’s environmental impact assessment.

In December 2004 the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Minister of the Environment or SETENA and the President of the Republic, ruled that the resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica.  The ruling also indicated that the Environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company’s subsidiary in Costa Rica.  In the absence of other explanations for the ruling, the Company’s counsel speculates that the ruling may be a misunderstanding of the conditions that apply to the Mining Title.  The Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits.  In 2002 the laws changed and the developer now requires environmental approval prior to receiving an Exploitation Permit.  Since changes in the law are not retroactive, the Company believes the status of our Exploitation Permit should not be impacted. As of June 30, 2006, their had been no further developments in this matter

On January 19, 2005, the Company received a request from SETENA to file responses to questions identified during the review of the Company’s Environmental Impact Statement and during the public involvement process. The Company responded  in the form of an Annex to the Environmental Impact Statement.

On July 22, 2005, the Company filed a Request to advance the process of International Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C. This action is to seek remedies from the Government of the Republic of Costa Rica (“Costa Rica”) for the effective denial of the benefits of the Company’s rights to develop the gold deposit located at Las Crucitas de Cutris (“Las Crucitas”) in San Carlos, Costa Rica. The rights to develop the property are held by the Company’s wholly owned Costa Rican subsidiary Industrias Infinito S.A. (“Industrias Infinito”)  This action has not advanced past the filing of the Request.

In December 2005 the Company announced that its subsidiary, Industrias Infinito S.A., had successfully concluded the environmental permitting process for the Crucitas property when the SETENA passed a final resolution on December 12, 2005  approving the Company’s Environmental Impact Statement and fixed the amount of the Environmental Performance Bond required for the project at $US 600,000.  This approval is for the mining of the saprolite or weathered rock, overlying the hard rock, which makes up about 20 percent of the identified gold resources.

On March 1, 2006 the Company published a news release announcing the results of a 43-101 Technical Report prepared by Geostat International  This report, which was subsequently filed on SEDAR, lays out the gold and silver resources identified at the Crucitas mine project.  In addition, other consultants including Micon International Ltd., are doing a bankable feasibility study which includes a mine plan, plant design, definition of operating and capital cost and a financial analysis. Golder and Associates are contributing to this with the tailings dam design and pit slope analysis and CyPlus GmbH have carried out work to optimize the cyanide destruction process.  This work is part of a feasibility study being prepared on the Crucitas project which is expected to be concluded near the end of July 2006.  In March 2006, the Company also announced it had secured a 1,750 Hp SAG mill and a 3,000 Hp ball mill for $US 1 million which are suitable for milling 5,000 tonnes per day of hard rock feed and serves the purposes required at Crucitas.  These assets were originally purchased in January 2006 secured by a deposit and as of June 30, 2006 payments have been made and the mills are in storage awaiting shipment to Costa Rica.

Subsequent Events

Subsequent to June 30, 2006 and as of August 28, 2006, the Company reports the following developments:

(a) Arbitration

In July 2006 the Government of Venezuela filed documentation with ICSID raising formal objections as to the Arbitral Tribunals jurisdiction in the dispute.  As a result ICSID has ruled that it will receive written arguments from the parties on the jurisdictional issues over the next number of months with an oral hearing to address the issue of jurisdictional  competence to be held in May of 2007.  If the Tribunal rules that the issues raised by Venezuela are within the Jurisdiction of the Tribunal, then the process on the merits of the original arbitration case will continue.   Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind.  Later in July the Arbitration Tribunal ruled that it will suspend the hearing on the merits of the proceedings and hold a hearing to determine the jurisdictional competence of the tribunal to rule on the proceedings.  If the tribunal rules that it has jurisdictional competence in the matter then the proceedings will re-commence.

Although the Company is confident in the validity of its position, substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received through the ICSID process.

(b) Crucitas, Costa Rica

Between June 30, 2006 and August 28, 2006

The Company has been advancing the progress of the feasibility study, now complete pending final approval, which will lay out the plan complete with economics for developing the project which will be used to approach prospective financiers.  In addition, the Company made the final payment in June for the two mills that had been secured for a total cost of just over US$ 1 million.  The mills are being stored in California and will be shipped to Costa Rica for general maintenance and installation as required.  As part of its obligations made in the Environmental Impact Statement, and as part of its ongoing commitments to social responsibility, the Company has continued with its work focusing on the seven local communities surrounding the mine.  Initiatives include helping set up co-operatives to develop community based industry and activity not directly related to mining.  In addition training facilities have been constructed to promote computer literacy, the sewing and textile industry, organic farming and aquaculture and other activities.  The Company has worked with the federal governments training arm to encourage and assist local people to develop electrical, mechanical and other skills that would be in demand once the mine is in production and several individuals have been sent to the only producing gold mine in Costa Rica to receive introductory level training and exposure to the mining environment.

Infinito is also working with the municipalities to develop and improve road access to the mine and the communities along the access road and with the local power utility to bring in single phase power to the project site and the community nearest the mine which is currently not serviced with electricity.  Discussions are also in the final stages with the local power utility to plan and construct a high voltage line that will be required to service the mine once it is in production.

(c) Marudi and Paint Mountain

The Company has met with the Geological Suvey in Guyana (GGMC) and explained the results of the Marudi drilling program.  The Company is reviewing various alternatives for the continuing exploration and development of the Marudi and Paint Mountain areas which may include seeking a partner to continue to explore for gold in the region to build upon the mineralization already identified.  Additional meetings were held in August with the GGMC to explain the level of exploration on the properties that is planned.

(d) Maple Creek

Following the purchase of the 40 percent minority interest in Vanarde Mining Inc. the Company has recommenced exploration and bulk sampling for diamonds near Maple Creek but not in the immediate area of prior activity.  In the past, the Company had utilized contract miners with considerable success in the Patience Creek and Lower Uewang drainages and the Company commenced direct exploration in this area in June of 2006 and this work is contininuing.

(e) Finance

On July 12, 2006, the majority shareholder of the Company, Exploram Enterprises Ltd., exercised 4,805,500 warrants at a price of $0.40 per warrant for proceeds of $1,922,200.

On July 24, 2006, 165,000 stock options due to directors and employees expired.

To develop the Crucitas project, the Company will require additional funding.  The Company has had preliminary discussions with various firms that have the capability to secure equity or debt financing to develop the mine.  The finalization of the feasibility study will be an important step in providing information to secure the appropriate financing.  Several firms capable of supplying funding for the Crucitas project have been approached utilizing financial and technical information from the final drafts of the feasibility study and this activity to secure financing for the project continues.